

February 23, 2021

<u>**Via E-Mail**</u>

Barbara L. Borden, Esq.
Cooley LLP
4401 Eastgate Mall
San Diego, CA 92121

      Re: **Viela Bio, Inc.**
              Schedule TO-T filed February 12, 2021, by Teiripic Merger Sub, Inc.,
                Horizon Therapeutics USA, Inc. and Horizon Therapeutics Public
                Limited Company
              SEC File No. 005-91167

Dear Ms. Borden:

        The Office of Mergers and Acquisitions has conducted a limited review of the filing listed above. Our review was limited to the issues identified in our comments below. All defined terms have the same meaning as in the Offer to Purchase included as Exhibit 99(a)(1)(i) to the Schedule TO-T.

        Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>**Schedule TO**</u>

1.   We note your request for confidential treatment in connection with Exhibits (b)(1) and (b)(2). Comments, if any, will be issued in a separate letter.

2.   Please revise your exhibit index to mark Exhibit (b)(1) as subject to your confidential treatment request.

3.   We note that the bidders entered into tender and support agreements with approximately ten security holders with respect to the tender of approximately 54% of the shares. Please provide us with your detailed legal analysis explaining

why you do not believe that the negotiation and execution of the tender and support agreement constituted a tender offer subject to Regulations 14D and 14E.

4.   On a related matter, we note that the negotiation of the tender and support agreements began on November 20, 2020, at a time when the negotiation of the merger agreement was ongoing and significant terms had not yet been agreed. We also note that each counterparty to these agreements was and is a director and/or significant security holder with a representative on the board of the company. Provide us with your detailed legal analysis of your apparent conclusion that Rule 13e-3 does not apply to the transaction.

Offer to Purchase

Source and Amount of Funds, page 24

5.   Please provide all of the disclosure required by Item 1007(d) of Regulation M-A with respect to the debt financing.

Conditions of the Offer, page 53

6.   We note the disclosure in the penultimate paragraph of this section relating to the bidders' failure to exercise any of the rights described in this section and the reference to a specific event potentially triggering more than one condition. This language suggests that if a condition is triggered and a bidder fails to assert the condition, it will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and a bidder decides to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, the bidder may be required to extend the offer and recirculate new disclosure to security holders. In addition, when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidder should inform holders how it intends to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the bidders' understanding on both points in your response letter.

We remind you that the bidders are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Barbara L. Borden, Esq.
Cooley LLP
February 23, 2021
Page 3

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions